Exhibit 99.1

Dear IceCure Medical Ltd. Shareholder:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”), to be held on Wednesday, January 7, 2026 at 17:00 Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://eu-central-1.protection.sophos.com/?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQu Y29tL2wvbWVldHVwLWpvaW4vMTklM2FtZWV0aW5nX1pHSXlZalExTUdRdE16Vm1ZaTAwT0dFNUxX STBZekl0TmpjMU1XWTFabVE0WmpKayU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJT IyNDg4N2Q4NzktOTUwZi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyNmExMzcx OGUtZjM3OS00MDk5LTkxZDYtYTFiZDc4ZjdmMTYwJTIyJTdk&p=m&i=NjNmNjU4ZWQzZTFmZjc0MTgwMTc5 ZmVh&t=VTlwbnNHVmFyVFZ3QWtuYm1zcllQTTJDd2lhd2J6enltaXFEMWl4azZwbz0=&h=17e09c15ef71446cad 470573695f8ed4&s=AVNPUEhUT0NFTkNSWVBUSVbM0sMdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed notice of special general meeting of shareholders (the “Notice”). Our board of directors recommends that you vote FOR the Proposal listed in the Notice.

Only shareholders of record at the close of business on Wednesday, December 10, 2025, are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
December 2, 2025

ICECURE MEDICAL Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on Wednesday, January 7, 2026 at 17:00 Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

https://eu-central-1.protection.sophos.com/?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQu Y29tL2wvbWVldHVwLWpvaW4vMTklM2FtZWV0aW5nX1pHSXlZalExTUdRdE16Vm1ZaTAwT0dFNUxX STBZekl0TmpjMU1XWTFabVE0WmpKayU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJT IyNDg4N2Q4NzktOTUwZi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyNmExMzcx OGUtZjM3OS00MDk5LTkxZDYtYTFiZDc4ZjdmMTYwJTIyJTdk&p=m&i=NjNmNjU4ZWQzZTFmZjc0MTgwMTc5 ZmVh&t=VTlwbnNHVmFyVFZ3QWtuYm1zcllQTTJDd2lhd2J6enltaXFEMWl4azZwbz0=&h=17e09c15ef71446cad 470573695f8ed4&s=AVNPUEhUT0NFTkNSWVBUSVbM0sMdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

The following matters are on the agenda for the Meeting:

1.      To approve an update to the monthly salary of Mr. Eyal Shamir, the Chief Executive Officer and Director.

2.      To approve an update to the monthly consideration paid to Mr. Ron Mayron, the Chairman of the Company’s Board of Directors.

3.      To approve amendments to the Company’s Articles of Association.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the above proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on Wednesday, December 10, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of ordinary shares, no par value, of the Company (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 (“Companies Law”) regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ronen Tsimerman, Chief Financial Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker, or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposals Nos. 1, 2 and 3 on the agenda of the Meeting are not considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion inter alia with respect to the proposed compensation updates to office holders amendment of the Company’s articles of association, and a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposals.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
December 2, 2025